Exhibit 99.1

Genius Group Announces Delisting from Upstream

SINGAPORE, September 19, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces that it will delist its shares from Upstream, the trading app for digital securities and NFTs powered by Horizon Fintex. The decision to delist the Company from Upstream is due to complex securities regulations arising from the dual listing on Upstream and NYSE. The delisting process was commenced today and will be complete on or about September 29, 2023.

Genius Group will have no further contact with Upstream as a result of this delisting. It will not be involved with or take part in any listing of the shares of its spun off subsidiary, Entrepreneur Resorts Ltd (“ERL”) on Upstream or any other exchange, which will be the sole responsibility of ERL.

Shareholders that currently have their shares on the Upstream platform will have their shares transferred back to the Company’s transfer agent, Vstock Transfer, on or before the 29th. To initiate a transfer immediately, Open Upstream, Tap Investor, Withdraw Securities. Enter the Ticker Symbol “GNS” and the Number of Shares you wish to withdraw, then tap Submit GNS’s transfer agent Vstock Transfer will receive your shares immediately and will hold them in digital book entry in your name. Vstock will provide shareholders via regular U.S. mail a DRS Advice (Statement) that shows the shares are now held at the transfer agent in book entry. If you would like to move the shares back to your US brokerage account you will need to contact your broker, provide them with a copy of your DRS Advice and have them request that the transfer agent send back your shares. They will provide you with appropriate forms to complete.

About Genius Group

Genius Group is a leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 4.5 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contact:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry, RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com